Exhibit 99.2

Alithya

Interim Condensed Consolidated Financial Statements of Alithya Group inc.

(unaudited)

TABLE OF CONTENTS

Interim Condensed Consolidated Statements of Operations		1
Interim Condensed Consolidated Statements of Financial Position		2
Interim Condensed Consolidated Statements of Changes in Equity		3
Interim Condensed Consolidated Statements of Comprehensive Loss		4
Interim Condensed Consolidated Statements of Cash Flows		5
Notes to Interim Condensed Consolidated Financial Statements for the Three and Nine Months ended December 31, 2018 and 2017		6
1.	Governing Statutes and Nature of Operations	6
2.	Business Combination and Private Placement	6
3.	Summary of Significant Accounting Policies	9
4.	Intangibles	13
5.	Goodwill	13
6.	Share Capital and Dividends	13
7.	Earnings per Share	19
8.	Additional Information on Consolidated Loss	19
9.	Financial Expenses	19
10.	Related Parties	19
11.	Supplementary Cash Flow Information	20
12.	Line of Credit and Long-Term Debt	20
13.	Commitment	21
14.	Segment and Geographical Information	21
15.	Subsequent Event	22

| i

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars, except per share data)(unaudited)		2018	2017	2018	2017
	Notes	$	$	$	$
Revenues	3	58,168	40,406	136,835	118,829
Cost of revenues	3	41,622	30,839	103,150	93,365

Gross margin		16,546	9,567	33,685	25,464
Operating expenses
Selling, general and administrative expenses	8	16,546	8,017	33,123	22,201
Business acquisition and integration costs		3,178	—	5,226	779
Depreciation of property and equipment		238	217	656	651
Amortization of intangibles		2,445	1,418	5,429	4,254
Foreign exchange		57	(1)	3	52

		22,464	9,651	44,437	27,937

Operating loss		(5,918)	(84)	(10,752)	(2,473)
Financial expenses	9	542	514	1,619	1,519

Loss before income taxes		(6,460)	(598)	(12,371)	(3,992)
Income tax expense (recovery)
Current		216	6	648	42
Deferred		(1,250)	(31)	(3,274)	(209)

		(1,034)	(25)	(2,626)	(167)

Net loss for the period		(5,426)	(573)	(9,745)	(3,825)

Basic and diluted loss per share	7	(0.12)	(0.02)	(0.30)	(0.15)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

| 1

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		December 31,	March 31,
(in thousands of Canadian dollars) (unaudited)		2018	2018
	Notes	$	$
Assets
Current assets
Cash		15,447	14,465
Accounts receivable and other receivables		61,843	33,762
Income taxes receivable		1,689	765
Unbilled revenue		7,303	6,884
Tax credits receivable		7,279	7,794
Prepaids		2,761	767

		96,322	64,437
Non-current assets
Restricted cash		2,153	2,124
Property and equipment		2,394	1,821
Intangibles	4	51,107	15,149
Deferred tax assets		2,843	632
Goodwill	5	83,159	31,712

		237,978	115,875

Liabilities and Shareholders’ Equity
Current liabilities
Line of credit	12	18,385	24,066
Accounts payable and accrued liabilities		48,732	35,872
Provisions		154	929
Deferred revenue		5,946	2,017
Current portion of long-term debt		1,000	2,956

		74,217	65,840
Non-current liabilities
Long-term debt	12	2,728	15,619
Deferred tax liabilities		5,373	2,234
Deferred lease inducements		165	156

		82,483	83,849
Shareholders’ equity
Share capital	6	186,291	54,251
Deficit		(36,381)	(23,927)
Accumulated other comprehensive income		3,515	558
Contributed surplus		2,070	1,144

		155,495	32,026

		237,978	115,875

Business combination	2
Commitments and subsequent event	13, 15

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

| 2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended December 31

(in thousands of Canadian dollars except share data) (unaudited)

	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2018		25,951,311	54,251	(23,927)	558	1,144	32,026

Net loss for the period		—	—	(9,745)	—	—	(9,745)
Cumulative translation adjustment on consolidation of self-sustaining foreign subsidiary		—	—	—	2,957	—	2,957

Total comprehensive income for the year		—	—	(9,745)	2,957	—	(6,788)

Share based compensation	6	—	—	—	—	354	354
Issuance of Class A shares	6	12,191,433	52,812	—	—	—	52,812
Issuance of Class AA shares	6	68,615	309	—	—	—	309
Redemption of Class A shares and related share redemption premium		(95,970)	(252)	(180)	—	—	(432)
Dividends		—	—	(2,529)	—	—	(2,529)
Exchange of shares pursuant to the Transaction:	6
Exchange of shares of Old Alithya for shares of Alithya		(38,115,389)	(107,928)	—	—	—	(107,928)
Issuance of Class A shares of Alithya		30,946,405	104,413	—	—	—	104,413
Issuance of Class B shares of Alithya		7,168,984	3,515	—	—	—	3,515
Issuance of shares on business acquisition	2,6	17,458,348	78,364	—	—	572	78,936
Share based compensation on shares vested during the year, issued on business acquisitions	6	—	807	—	—	—	807

Total contributions by, and distributions to, shareholders		29,622,426	132,040	(2,709)	—	926	130,257

Balance as at December 31, 2018		55,573,737	186,291	(36,381)	3,515	2,070	155,495

Balance as at March 31, 2017		24,601,490	49,384	(16,738)	(137)	859	33,368

Net loss for the period		—	—	(3,825)	—	—	(3,825)
Cumulative translation adjustment on consolidation of self-sustaining foreign subsidiary		—	—	—	158	—	158

Total comprehensive income for the year		—	—	(3,825)	158	—	(3,667)

Share based compensation		—	—	—	—	215	215
Issuance of Class A shares		75,991	288	—	—	—	288
Issuance of Class A shares on business acquisition		1,146,707	1,425	—	—	—	1,425
Issuance of Class A shares from the exercise of options		2,500	8	—	—	—	8
Share based compensation on shares vested during the year, issued on business acquisitions		—	2,105	—	—	—	2,105
Redemption of Class A shares and related share redemption premium		(143,845)	(379)	35	—	—	(344)

Total contributions by, and distributions to, shareholders		1,081,353	3,447	35	—	215	3,697

Balance as at December 31, 2017		25,682,843	52,831	(20,528)	21	1,074	33,398

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

| 3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the three months ended December 31,		For the nine months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2018	2017	2018	2017
	$	$	$	$
Net loss for the period	(5,426)	(573)	(9,745)	(3,825)
Other comprehensive loss
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiary, net of tax	3,268	56	3,515	21

	3,268	56	3,515	21

Comprehensive loss for the period	(2,158)	(517)	(6,230)	(3,804)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

| 4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended December 31,		For the nine months ended December 31,
(in thousands Canadian dollars)(unaudited)		2018	2017	2018	2017
	Notes	$			$
Operating activities
Net loss for the period		(5,426)	(573)	(9,745)	(3,825)
Items not affecting cash
Depreciation and amortization		2,683	1,635	6,085	4,905
Amortization of finance costs	9	103	5	133	19
Amortization of deferred lease inducements		(18)	(18)	(52)	402
Share-based compensation	6	634	941	1,582	3,136
Interest accretion on balances of purchase payable	9	58	58	174	174
Deferred taxes		(1,250)	(31)	(3,274)	(209)
Changes in non-cash working capital items	11	(6,504)	2,766	(7,561)	(4,659)

		(4,294)	5,356	(2,913)	3,768

Net cash from (used in) in operating activities		(9,720)	4,783	(12,658)	(57)

Investing activities
Additions to property and equipment		(381)	(37)	(700)	(283)
Additions to intangibles		(426)	(787)	(558)	(1,264)
Change in restricted cash		(11)	(8)	(29)	(2,116)
Business acquisition, net of cash acquired	2	24,869	—	24,869	(13,396)

Net cash from (used in) from investing activities		24,051	(832)	23,582	(17,059)

Financing activities
Line of credit drawn (repaid)		(14,386)	2,998	(22,162)	19,834
Increase of long-term debt, net of related transaction costs		—	—	2,678	—
Repayment of long-term debt		(14,876)	—	(17,832)	—
Share redemption	6	(432)	(325)	(432)	(379)
Dividends	2, 6	(23,972)	—	(23,972)	—
Share issuance, net of share issue costs	2, 6	50,047	8	50,047	8

Net cash from (used in) financing activities		(3,619)	2,681	(11,673)	19,463

Effect of exchange rate changes		1,986	—	1,731	—
Net change in cash		12,698	6,632	982	2,347

Cash, beginning of period		2,749	4,284	14,465	8,569
Cash, end of period		15,447	10,916	15,447	10,916

Cash paid (included in cash flow used in operating activities) :
Interest paid		347	370	1,264	1,140
Income taxes paid		110	101	305	512

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

| 5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and share data) (unaudited)

1. GOVERNING STATUTES AND NATURE OF OPERATIONS

Alithya Group inc. (“Alithya” or the “Company”) (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Quebec). The Company was created for the purpose of the business combination (note 2) between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Old Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), now the Business Corporations Act (Québec), Alithya USA Inc. (formerly Edgewater Technology Inc.) (“Edgewater”), a corporation governed under the laws of Delaware and previously listed on the NASDAQ Global Market and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company. As of the opening of markets, on November 2, 2018, the Company’s Class A subordinate voting shares commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.

The Company provides innovative consulting services in the areas of information technology, including systems integration, strategy and expert recruiting services, mainly in the financial, transportation, telecommunications, health, energy, public sector and retail verticals.

The Company’s head office is located at 700, De La Gauchetière West, Suite 2400, Montréal, Quebec.

2. BUSINESS COMBINATION AND PRIVATE PLACEMENT

Overview

On March 15, 2018, the Company, Old Alithya, Edgewater, and U.S. Merger Sub, entered into an arrangement agreement, as amended on September 10, 2018 and October 17, 2018, (the “Arrangement Agreement”).

On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) the Company acquired Old Alithya, by way of a statutory plan of arrangement under the Business Corporations Act (Québec) (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are, collectively referred to herein, as the “Transaction”. The Transaction allows Alithya to continue to grow and diversify its offerings into the USA which include strategy services, Microsoft and Oracle technologies as well as custom solutions.

As consideration for the Arrangement, former shareholders of Old Alithya received, for each common share of Old Alithya (“Old Alithya Common Shares”), held immediately prior to the Transaction, one newly issued Class A subordinate voting share of the Company (the “Subordinate Voting Shares”) and, for each multiple voting share of Old Alithya (“Old Alithya Multiple Voting Shares”) held immediately prior to the Transaction, one newly issued Class B multiple voting share of the Company (the “Multiple Voting Shares”). As consideration for the Merger, former shareholders of Edgewater received, for each share of common stock of Edgewater (“Edgewater Common Stock”) held immediately prior to the Transaction, 1.1918 Subordinate Voting Shares of the Company.

Following completion of the Transaction, former shareholders of Old Alithya and Edgewater became shareholders of the Company, and each of Old Alithya and Edgewater became wholly-owned subsidiaries of the Company.

In connection with the Transaction, and pursuant to the terms of the Arrangement Agreement, Edgewater declared to the Edgewater shareholders of record immediately prior to the closing date of the Transaction, a special dividend equal to US $1.15 per share, approximately $22,100,000 (US $16,840,000), in aggregate, in cash. In addition, the strike price of Edgewater options outstanding, immediately prior to the closing date of the Transaction, was reduced by the amount of US $1.15 per option.

| 6

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

2. BUSINESS COMBINATION AND PRIVATE PLACEMENT (CONT’D)

The Transaction was approved by the respective shareholders of the Old Alithya and Edgewater on October 25, 2018 and October 29, 2018, respectively.

On October 30, 2018, Old Alithya closed a private placement, where an aggregate 11,736,055 subscription receipts were issued at a price of $4.50 per subscription receipt (the “Offering”). Each subscription receipt automatically converted into an Old Alithya common share, immediately prior to the close of the Transaction, and then exchanged for one Subordinated Voting Share of the Company, pursuant to the Arrangement Agreement. The net proceeds of the Offering were used to reduce indebtedness, fund future growth initiatives and for general corporate purposes.

Purchase Price Allocation

The Transaction considers Old Alithya as the acquirer of Edgewater, as the Company was formed only to issue equity instruments to effect the Transaction. In addition, Old Alithya shareholders held the majority of the voting shares of the Company once the Transaction completed. The Transaction constituted a business combination as Edgewater meets the definition of a business. Since Old Alithya was considered the acquirer, the financial statements are presented as a continuation of Old Alithya. As such, the comparative figures presented in these interim condensed consolidated financial statements are those of Old Alithya. The assets acquired and the liabilities assumed were recorded at their fair value at the time of the closing of the Transaction, being November 1, 2018.

The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of an independent valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Transaction, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Transaction, then the fair value will be revised.

For the three and nine months ended December 31, 2018, the Company incurred acquisition related costs of approximately $1,881,872 and $3,929,908 respectively. These costs have been recorded in the consolidated statement of operations in acquisition and integration costs. Costs related to the share issuance under the private placement, for the three and nine months ended December 31, 2018 of $2,764,885, have been recorded in equity as share issue costs.

| 7

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

2. BUSINESS COMBINATION AND PRIVATE PLACEMENT (CONT’D)

The fair value of the assets acquired and the liabilities assumed is detailed as follows:

$
Cash	24,869
Accounts receivable and other receivables	28,500
Income taxes receivable	1,770
Unbilled revenue	1,741
Prepaids	1,076

Current assets	57,956

Property and equipment	510
Intangibles	39,410
Goodwill	49,491

Total assets acquired	147,367

Line of credit	15,749
Accounts payable and accrued liabilities	22,032
Dividend payable	22,108
Deferred revenue	3,751

Current liabilities	63,640

Deferred lease inducements	64
Deferred tax liabilities	4,727

Total liabilities assumed	68,431

Net assets acquired	78,936

The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, work force and expected synergies from integrating Edgewater into the Company’s existing business.

The following table summarizes the acquisition date fair value of each major class of consideration transferred:

$
Issuance of 17,458,348 shares (note 6)	78,364
Stock based payments	572

78,936

The subscription receipt issue price, under the private placement, of $4.50 per subscription receipt, having been determined with third-party investors, can be a reasonable reference for the fair value of the shares issued.

Following the closing of the Transaction, the issued and outstanding options of Edgewater were exchanged (note 6) into options of the Company and are deemed to be issued as part of the consideration of the Transaction. Their fair value has been estimated at $572,000 using the Black-Scholes option pricing model with the following assumptions:

Weight average assumptions
Share price	$4.94
Exercise price	$3.52 – $7.61
Risk-free interest rate	1.72% – 2.37%
Expected volatility*	30%
Dividend yield	—
Expected option life (years)	0.04 – 3.19

*	Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

The Edgewater business contributed revenues of approximately $18,048,000, gross margin of $7,386,000 and a loss of $2,313,000 to the Company for the period November 1, 2018 to December 31, 2018.

| 8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2018, except for the effects of applying IFRS 15 and IFRS 9. The accounting policies have been applied consistently to all periods presented in these interim condensed consolidated financial statements.

The accounting policies have been applied consistently by all Alithya entities.

BASIS OF PREPARATION

Statement of Compliance

The Company’s interim condensed consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. They have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the consolidated financial statements for the year ended March 31, 2018.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on February 13, 2019.

Use of Estimates and Judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the financial statements. Actual results could differ from those estimates. Estimates and underlying assumptions are the same as those applied in the last annual audited consolidated financial statements.

REVENUE RECOGNITION, UNBILLED REVENUE AND DEFERRED REVENUE

Alithya generates revenue principally through the provision of consulting services in the areas of information technology including systems implementation and strategy. These services are provided under arrangements with varying pricing mechanisms.

To determine whether to recognize revenue, the Company follows a 5-step process:

•	Identifying the contract with a customer

•	Identifying the performance obligations

•	Determining the transaction price

•	Allocating the transaction price to the performance obligations

•	Recognizing revenue when/as performance obligation(s) are satisfied.

The total transaction price for a contract is allocated amongst the various performance obligations based on their relative stand-alone selling prices. Revenue is recognized either at a point in time or over time, when (or as) the Company satisfies performance obligations by transferring the promised goods or services to its customers.

| 9

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

The Company recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Company satisfies a performance obligation before it receives the consideration, the Company recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Certain of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Time and materials arrangements - Revenue from consulting services and systems implementations under time and materials arrangements is recognized over time, as the services are rendered.

Fixed-fee arrangements - Revenue from consulting services and systems implementations under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Unbilled revenue and deferred revenue - Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

Retainer based arrangements - The client pays a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over time (using an hours-based input method). Revenue recognition over time is based on customer simultaneously receiving and consuming the benefit of the services provided.

Estimated losses on revenue-generating contracts - Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and underlying estimates.

Software revenue is generated from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Company is delivered electronically. For software that is delivered electronically, the Company considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis. Company created software, and the associated maintenance, is reported on a gross basis, however it is immaterial in all periods presented.

| 10

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Third party software and maintenance revenue are recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Company.

The Company enters into arrangements with multiple performance obligations which typically include software, post-contract support (or maintenance), and consulting services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company has determined standalone selling price for each of the performance obligations in connection with our evaluation of arrangements with multiple performance obligations. The Company has established standalone selling price for consulting services based on a stated and consistent rate per hour range in standalone transactions. The Company has established standalone selling price for software through consistent stated rates for software components. The Company has established standalone selling price for maintenance based on observable prices for standalone renewals.

IFRS 15 – Revenue from Contracts with Customers

The Company has adopted the guidance effective April 1, 2018 using the retrospective method, with the effect of initially applying this standard recognized at the beginning of the earliest period presented and has elected to apply the practical expedient to not apply this guidance to contracts which are completed before the beginning of the earliest period presented or April 1, 2017, and the practical expedients for contract modifications (assessing the contracts in combination with any modifications before April 1, 2017).

NEW STANDARDS AND INTERPRETATIONS ADOPTED

The adoption of IFRS 15 has mainly affected the Company’s presentation method of its payrolling services from gross reporting to net reporting based on the new criteria for determining whether the Company is a principal or an agent in these transactions.

The following table summarizes the impact of adopting IFRS 15 on the Company’s interim condensed consolidated financial statements for the three and nine months ended December 31, 2017. There was no impact on the Company’s interim condensed consolidated balance sheet as at March 31, 2018 and the interim condensed consolidated statements of cash flows and comprehensive loss for the three and nine months ended December 31, 2017 nor on the Company’s net loss.

Three months ended December 31, 2017
	Previously reported	Adjustments	Balance with adoption of IFRS 15
	$	$	$
Revenues	53,761	13,355	40,406
Cost of revenues	(44,194)	(13,355)	(30,839)

Nine months ended December 31, 2017
	Previously reported	Adjustments	Balance with adoption of IFRS 15
	$	$	$
Revenues	157,723	38,894	118,829
Cost of revenues	(132,259)	(38,894)	(93,365)

| 11

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

IFRS 9 – Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement.

IFRS 9 simplifies the classification of a financial asset as either at amortized cost or at fair value as opposed to the multiple classifications which were permitted under IAS 39. IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characters of the financial assets. The standard also adds guidance on the classification and measurement of financial liabilities.

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (“ECL”) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

IFRS 9 contains new requirements on the application of hedge accounting. The new requirements look to align hedge accounting more closely with the Company’s risk management activities by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness.

The Company has adopted the new standard effective April 1, 2018 with a nominal impact on the Company’s disclosure.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard eliminates the classification of a lease as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases, with exemptions permitted for short leases and leases of low value assets. The standard supersedes IAS 17 – Leases and other lease related interpretations. The standard will be effective on April 1, 2019 for the Company with earlier adoption permitted only if IFRS 15 – Revenue from Contracts with Customers is also applied. The Company is yet to fully assess the impact of this standard and therefore is unable to provide quantified information. However, in order to determine the impact, the Company is in the process of:

•	Performing a full review of all agreements to assess whether any additional contracts will become lease contracts under IFRS 16’s new definition of a lease;

•

Deciding which transitional provision to adopt; either full retrospective application or partial retrospective application (which means comparatives do not need to be restated). The partial application method also provides optional relief from reassessing whether contracts in place are, or contain, a lease, as well as other reliefs. Deciding which of these practical expedients to adopt is important as they are one-off choices;

•	Assessing current disclosures of operating leases as these are likely to form the basis of the amounts to be capitalised as right-of-use assets;

•	Determining which optional accounting simplifications are available and whether to apply them;

•	Assessing the additional disclosures that will be required.

| 12

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

4. INTANGIBLES

As at	December 31, 2018					March 31, 2018
	Customer relationships	Software	Tradename	Non-competition agreements	Total	Customer relationships	Software	Total
	$	$	$	$	$	$	$	$
Cost	28,348	1,256	—	—	29,604	22,708	190	22,898
Additions, purchased	426	—	—	—	426	—	65	65
Additions through business acquisitions	26,701	—	12,398	311	39,410	5,640	18	5,658
Additions, internally generated	—	99	—	—	99	—	896	896
Foreign currency translation adjustment	948	—	492	12	1,452	—	87	87

Subtotal	56,423	1,355	12,890	323	70,991	28,348	1,256	29,604
Accumulated amortization	14,203	252	—	—	14,455	8,598	133	8,731
Amortization	5,108	290	—	31	5,429	5,605	119	5,724

Subtotal	19,311	542	—	31	19,884	14,203	252	14,455

Net carrying amount	37,112	813	12,890	292	51,107	14,145	1,004	15,149

5. GOODWILL

As at	December 31, 2018
	Canada	ADT	France	Alithya USA	Total
	$	$	$	$	$
Beginning of period	19,808	9,794	1,463	—	31,065
Business acquisition	—	—	—	49,491	49,491
Foreign currency translation adjustment	—	—	641	1,962	2,603

Net carrying amount	19,808	9,794	2,104	51,453	83,159

As at	March 31, 2018
	Canada	ADT	France	Alithya USA	Total
	$	$	$	$	$
Beginning of period	19,808	—	1,463	—	21,271
Business acquisition	—	9,794	—	—	9,794
Foreign currency translation adjustment	—	—	647	—	647

Net carrying amount	19,808	9,794	2,110	—	31,712

6. SHARE CAPITAL AND DIVIDENDS

On October 30, 2018 the Company amended its articles for the creation of an unlimited number of Subordinated Voting Shares, unlimited number of Multiple Voting Shares and an unlimited number of preferred shares. In addition, the sole common share previously issued for cash consideration of $1.00 was cancelled.

| 13

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

6. SHARE CAPITAL AND DIVIDENDS (CONT’D)

AUTHORIZED

An unlimited number of shares without par value

Preferred shares, issuable in series, non-voting, each series ranking equal with other series but prior to the any class ranking junior to the preferred shares, Class A subordinated voting shares and Class B multiple voting shares with respect to the payment of dividends, return of capital and the distribution of assets on liquidation, dissolution or wind-up participating rateably with all series, convertible into or exchangeable for any other class of shares

Class A subordinate voting shares, carrying one vote per share, ranking pari passu with the Class B multiple voting shares as to the right to receive dividends and distribution of assets on liquidation, dissolution or wind-up

Class B multiple voting shares, carrying ten votes per share, ranking pari passu with the Class A subordinated voting shares as to the right to receive dividends and distribution of assets on liquidation, dissolution or wind-up, convertible at the option of the holder into one Class A subordinated voting share, convertible upon death of the holder subject to contractual rights of first refusal on a share for share basis into Class A subordinated voting shares

ISSUED

Due to restrictions imposed on the Company in connection with the Transaction, it was determined that Old Alithya could not fairly issue or repurchase securities of its share capital nor determine the fair market value thereof. The private placement (note 2), having been completed with third party investors can be a reasonable reference for the fair market value of the shares, at a price of $4.50 per share. On October 31, immediately prior to the Transaction (note 2), Old Alithya completed the following transactions settling outstanding obligations, at a price of $4.50 per share, being the price of the private placement:

•

Accumulated dividends on the Class K and L shares were declared and paid through the issuance of 103,704 and 44,444 Class A shares, respectively having a stated value of $466,667 and $200,000, in the aggregate, respectively;

•

The issuance of 68,615 Class AA shares and 307,230 Class A shares in respect of the settlement of obligations, amounting to $308,769 and $1,382,036, respectively, owed as employee compensation, professional services rendered and employee share purchase plan;

•

The repurchase, from past employees, of 95,970 Class A shares, having a stated value of $251,615 in aggregate, for cash consideration of $431,752, in aggregate, with the difference resulting in a premium on share redemption of $180,137 recorded to deficit.

In addition, Old Alithya completed the following transactions:

•	Accumulated dividends, on October 31, 2018, on the Class J shares were declared and paid, in cash, for the aggregate amount of $1,864,383.

•	Under the private placement (note 2), 11,736,055 Class A shares of Old Alithya were issued for cash consideration of $52,812,248. The Company incurred share issue costs in the amount of $2,764,885.

•	As at March 31, 2018, dividend arrears totaled $1,571,233 in connection with class J shares, $385,000 in connection with class K shares and $165,000 in connection with class L shares.

| 14

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

6. SHARE CAPITAL AND DIVIDENDS (CONT’D)

The transaction activity related to the Class A and AA shares of Old Alithya for the period April 1, 2018 to November 1, 2018 is summarized as follows:

	Class A		Class AA
	Number of shares	$	Number of shares	$
Beginning balance (Old Alithya balance)	12,009,378	30,948	7,100,369	3,206
Issued in relation to dividends and employee compensation	455,378	2,051	68,615	309
Issued for private placement	11,736,055	50,761	—	—
Redeemed	(95,970)	(252)	—	—
Share-based compensation on shares vested during the period, issued on business acquisitions	—	807	—	—

Ending balance	24,104,841	84,315	7,168,984	3,515

The following shares of Old Alithya were cancelled and automatically converted on a one for one basis into Class A subordinated voting shares and Class B multiple voting shares of the Company.

	Class A		Class B
	Number of shares	$	Number of shares	$
A	24,104,841	84,315	—	—
A-CRCD	1,773,212	5,250	—	—
A-IQ	1,637,204	4,847	—	—
AA	—	—	7,168,984	3,515
J	1,742,342	5,000	—	—
K	1,182,164	3,500	—	—
L	506,642	1,500	—	—

Ending balance before business acquisition	30,946,405	104,412	7,168,984	3,515

Class A issued on business acquisition (note 2)	17,458,348	78,364	—	—

Ending balance	48,404,753	182,776	7,168,984	3,515

As at December 31, 2018 and March 31, 2018, the issued share capital of the Company and Old Alithya, respectively, is as follows:

	December 31, 2018		March 31, 2018
Share class	Number of shares	$	Number of shares	$
Class A	48,404,753	182,776	—	—
Class B	7,168,984	3,515	—	—
A	—	—	12,009,378	30,948
A-CRCD	—	—	1,773,212	5,250
A-IQ	—	—	1,637,204	4,847
AA	—	—	7,100,369	3,206
J	—	—	1,742,342	5,000
K	—	—	1,182,164	3,500
L	—	—	506,642	1,500

Ending balance	55,573,737	186,291	25,951,311	54,251

| 15

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

6. SHARE CAPITAL AND DIVIDENDS (CONT’D)

In addition, prior to the close of the Transaction, the following transactions occurred:

•

As part of a business acquisition (Alithya Digital Technology Corporation “ADT”, formerly Systemware Innovation Corporation), class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the nine-month period ended December 31, 2018 was $611,190;

•

As part of a business acquisition (Pro2p), class A shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the nine-month period ended December 31, 2018 was $195,313;

Share purchase plan

Pursuant to the Arrangement Agreement, all rights of each participant under Old Alithya’s employee share purchase plan were cancelled and exchanged for, substantially equivalent, rights under Alithya’s share purchase plan, adopted by the Company on October 31, 2018.

On November 1, 2018, all rights of each participant under Old Alithya’s employee share purchase plan were cancelled in exchange for equivalent rights under the Alithya share purchase plan.

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, ranging from 1% to 3.5% depending on the position held by the employee. The employee may make additional contributions, for total contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Company does not match contributions in the case of such additional contributions. The employee and the Company’s contributions are remitted to an independent administrative agent who purchases Subordinated Voting Shares on the open market on behalf of the employee through either the TSX or the NASDAQ. The Company’s contribution expense is recognized in share-based compensation.

Stock option plan

Pursuant to the Arrangement Agreement, each option to purchase an Old Alithya Common Share or an Old Alithya Multiple Voting Common Share, whether vested or unvested, that was outstanding immediately prior to the Transaction, was exchanged, on substantially the same terms and conditions as applicable to such options immediately prior to the Transaction, for new options of the Company exercisable for the Company’s Subordinate Voting Shares or Multiple Voting Shares, respectively. In addition, each option to purchase an Edgewater Common Stock under the Edgewater incentive plan, whether vested or unvested, that was outstanding immediately prior to the Transaction, was exchanged, on substantially the same terms and conditions as were applicable immediately prior to the Transaction, into an option to acquire 1.1918 the Company’s Subordinated Voting Shares under the Company’s incentive plan.

Under the Company’s Long Term Incentive Plan (the “Plan”), the Board of Directors (the “Board”) may grant, at its discretion, stock options to purchase Subordinated Voting Shares to qualified employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the option is granted, where the exercise price must in all cases be not less than the highest closing price of such shares on the TSX or the NASDAQ on the business day immediately prior to the grant date. Stock options will vest, as set out in the applicable written agreement, between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the option is to be exercised not later than the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan limits, at any time and within any one-year period, the Subordinated Voting Shares issuable under the Plan to 10% of the issued and outstanding Subordinated Voting Shares and Multiple Voting Shares.

| 16

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

6. SHARE CAPITAL AND DIVIDENDS (CONT’D)

The following table presents information concerning option activity for the respective periods:

Period ended	December 31, 2018		March 31, 2018
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		$		$
Beginning balance	1,296,660	2.66	1,040,160	2.36
Granted	660,000	4.50	314,000	3.80
Deemed issuance of replacement options on business acquisition (note 2)	910,452	5.28	—	—
Forfeited	(43,500)	3.73	(55,000)	3.12
Exercised	—	—	(2,500)	2.21

Ending balance	2,823,612	3.92	1,296,660	2.66

Exercisable at period end	1,605,262	3.68	788,160	2.15

On November 1, 2018, concurrent with the closing of the Transaction, Alithya issued an aggregate of 660,000 options to purchase 660,000 Subordinated Voting Shares, subject to terms set out in the grant letters at an exercise price of $4.50.

There were no options exercised during the nine months ended December 31, 2018.

The following tables summarizes the number of options outstanding by currency, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	December 31, 2018		March 31, 2018
Exercise price	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years
$
1.90	363,160	2.75	363,160	4.50
1.92	100,000	4.93	100,000	4.50
2.21	115,000	5.42	115,000	6.00
2.46	100,000	4.25	100,000	5.00
2.87	120,000	6.68	120,000	7.00
2.96	188,500	7.27	192,000	8.00
3.29	4,000	7.92	4,000	8.70
3.80	262,500	8.44	302,500	9.16
4.50	660,000	9.84	—	—

	1,913,160		1,296,660

As at	December 31, 2018
Exercise price range (USD)	Number of options	Weighted average remaining exercise period – in years
$
1.99	93,027	3.18
2.26 to 3.20	259,265	3.82
3.86 to 4.45	97,728	8.05
4.59 to 4.85	198,832	5.36
4.90 to 5.45	261,600	6.97

	910,452

| 17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

6. SHARE CAPITAL AND DIVIDENDS (CONT’D)

Deferred Share Units

Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant Deferred Share Units (“DSU”) to obtain Subordinated Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable written agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date.

On November 1, 2018, concurrent with the closing of the Transaction, 25,928 fully vested DSU in aggregate, were granted to eight non-management directors subject to terms set out in the grant letters at a fair value of $4.50 per DSU for an aggregate fair value of $116,667. The amount has been recorded in share-based compensation expense. The DSU will be settled 90 days following the participant’s termination date.

Share-Based Compensation

The number of Alithya stock options granted to employees during the period, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	December 31,	December 31,
	2018	2017
Compensation expense related to the options granted	59	215
Number of stock options granted	660,000	314,000
Weighted average fair value of options granted	1.54	1.50
Aggregate fair value of options granted	1,018	470
Weighted average assumptions
Share price	$4.50	$3.80
Exercise price	$4.50	$3.80
Risk-free interest rate	2.42%	1.07%
Expected volatility*	30%	35%
Dividend yield	—	—
Expected option life (years)	6.1	7.5
Vesting conditions – time (years)	3.25	3.00

*	Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

Total share-based compensation expense for the three and nine months ended December 31, 2018 and 2017 are summarized as follows:

	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Stock option plan	114	74	236	215
Share purchase plan – employer contribution	134	121	421	287
Share based compensation on shares vested during the period, issued on business acquisitions	269	596	807	2,105
Deferred share units	117	—	118	—
Accrued management bonuses and other compensation	—	150	—	529

	634	941	1,582	3,136

| 18

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

7. EARNINGS PER SHARE

Basic earnings per common share are calculated by dividing profit or loss attributable to common shareholders by the weighted average number of common shares outstanding during the three months period ended (45,270,284 in 2018; 25,704,411 in 2017) and the nine months period ended (32,437,974 in 2018; 25,678,902 in 2017). Diluted earnings per share are calculated taking into account the dilution which could result if stock options were exercised or converted into common shares at the later of the following dates: the beginning of the period or the time of issuance.

The stock options mentioned in Note 6 were not included in the calculation of diluted earnings per share since the Company suffered losses and the inclusion of these stock options would have an antidilutive effect.

8. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS

The following table provides additional information on the consolidated loss:

Period ended	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Employee compensation costs	37,946	21,427	79,651	62,500
Selling expenses	6,965	2,199	12,779	6,509
General and administrative expenses	9,581	5,818	20,344	15,692

9. FINANCIAL EXPENSES

The following table summarizes financial expenses:

Period ended	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Interest on long-term debt	80	280	563	835
Interest and financing charges	301	171	749	491
Amortization of finance costs	103	5	133	19
Interest accretion on balances of purchase payable	58	58	174	174

	542	514	1,619	1,519

10. RELATED PARTIES

OPERATING TRANSACTIONS WITH SHAREHOLDERS

In the normal course of operations, the Company concluded the following transactions, and had the following balances, with shareholders exercising significant influence:

Period ended	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Revenues	10,388	11,402	32,198	34,766

*

One of the shareholders exercising significant influence has committed to minimum amounts of revenue and EBITDA over a four-year period ending in July 2020, which may be extended to July 2021 under certain conditions. Should the minimum contracted amounts not be met, the shareholder in question and another one of the shareholders will jointly reimburse Alithya an amount up to $4 million.

| 19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

10. RELATED PARTIES(CONT’D)

As at	December 31,	March 31,
	2018	2018
	$	$
Loans payable	—	1,956
Trade accounts receivable	10,105	9,842
Trade accounts payable	27	132

The transactions have been recorded at the exchange amount, which represents the contractual amount of consideration established and accepted by the related parties. Other expenses concluded with shareholders exercising significant influence included employee benefits and communications expenses. However, these amounts were not significant.

11. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital items is as follows:

Period ended	Three months ended December 31,		Nine months ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Accounts receivable and other receivables	1,959	8,408	1,497	(2,657)
Income taxes receivable	620	238	919	(94)
Unbilled revenue	(1,667)	(222)	1,391	(1,205)
Tax credits receivable	(905)	(939)	515	(2,518)
Prepaids	(935)	(172)	(883)	(138)
Accounts payable and accrued liabilities	(6,284)	(4,803)	(10,255)	1,056
Deferred revenue	708	256	30	897
Provisions	—	—	(775)	—

	(6,504)	2,766	(7,561)	(4,659)

12. LINE OF CREDIT AND LONG-TERM DEBT

Alithya is subject to financial covenants pursuant to its credit facility agreements (see note 15), which are measured on a quarterly basis. As at December 31, 2018, the Company was in compliance with its financial covenants.

As at December 31, 2018, the line of credit was repayable in US dollars in the amount of approximately US$ 13,474,000.

| 20

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

13. COMMITMENTS

Operating leases

In addition to the commitments disclosed in the most recent annual consolidated financial statements for the year ended March 31, 2018, in the three month period ended December 31, 2018, the Company entered into long-term lease agreements for the rental of its premises, which call for minimum lease payments of approximately $11,210,000, in aggregate, which includes US $2,506,000.

Period ended	December 31, 2018
	Total	$ USD
2019	243	178
2020	934	579
2021	1,325	324
2022	1,409	335
2023	1,409	335
Thereafter	5,890	755

	11,210	2,506

14. SEGMENT AND GEOGRAPHICAL INFORMATION

The Company has examined its activities and has determined that, based on information received on a regular basis by the decision-makers, that it has a single reportable segment.

The following table presents total external revenues by geographic location:

Revenues by geographic location

Period ended	Three months ended December 31,				Nine months ended December 31,
	2018		2017		2018		2017
	$	%	$	%	$	%	$	%
Canada	37,731	64.9%	37,557	92.9%	110,544	80.8%	111,278	93.6%
USA	16,415	28.2%	—	—	16,415	12.0%	—	—
Europe	4,022	6.9%	2,849	7.1%	9,876	7.2%	7,551	6.4%

	58,168	100.0%	40,406	100.0%	136,835	100.0%	118,829	100.0%

The following table presents the total net book value of the Company’s long-lived assets by geographic location:

Long-lived assets by geographic location

As at	December 31,		March 31,
	2018		2018
	$	%	$	%
Canada	41,732	30.5%	46,824	96.2%
USA	92,289	67.5%	—	—
Europe	2,639	2.0%	1,858	3.8%

	136,660	100.0%	48,682	100.0%

One customer’s revenue amount to approximately $7,395,000 and two customers’ revenues amounted to approximately $13,514,000 for the three months ended December 31, 2018 and 2017, respectively and two customers’ revenues amounted to approximately $39,352,000 and $38,739,000 for the nine months ended December 31, 2018 and 2017, respectively.

| 21

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(Tabular amounts are in thousands of Canadian dollars, except share and per share data) (unaudited)

15. SUBSEQUENT EVENT

Credit facility

On January 22, 2019, the Company entered into a $60,000,000 senior secured revolving credit facility, which replaced its previous facility. The facility can be drawn in Canadian or US dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2,500,000.

The advances bear interest at the Canadian or US prime rate, plus an applicable margin ranging from 0.00% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.00%, as applicable for Canadian and US advances respectively. The applicable margin is determined based on threshold limits for certain financial ratios.

As security for the facility, the Company has provided a first ranking hypothec on the universality of its assets excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7,500,000. Under the terms of the agreement, the Company is required to maintain certain financial covenants. The credit facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.

| 22